

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

November 26, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Craig P. Omtvedt
Senior Vice President and Chief Financial Officer
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015-5611

> RE: Form 10-K for the fiscal year ended December 31, 2007
>   Form 10-Q for the period ended September 30, 2008
>   File No. 1-9076

Dear Mr. Omtvedt:

We have reviewed your response letter dated November 24, 2008 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Consolidated Statement of Income, page 49

2. We note your response to prior comment 5. We continue to believe that you should
disclose the line item(s) in which you include depreciation and amortization aside
from the amortization of intangibles line item as well as the corresponding amounts
included in each line item for each period presented. It is not clear how you
determined that this information would not be material to investors. Please further
advise or revise as necessary.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

3. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis, page 30

4. We note your response to prior comment 9. We urge you to continue to find ways to
provide additional quantitative disclosures that conveys to investors the current and
ongoing risks related to the recoverability of your assets related to the Home and
Hardware segment as well as the risk that additional charges may need to be
recorded. As we indicated in our prior comment, we believe detailed rather than
general disclosures regarding these risks and exposures would provide investors with
the appropriate information to make this evaluation. In this regard, we note that 42%
of your goodwill and 20% of your intangibles are related to the Home and Hardware
segment and that you recorded additional restructuring charges during the quarter
ended September 30, 2008. We urge you to provide more specific quantitative
disclosures related to each type of potential charge, including impairment charges
related to inventories, intangible assets, and goodwill as well as restructuring charges.
For example, your reporting units are components one level below the Home and
Hardware segment, which you indicate generally correspond to your major products
lines. You should consider providing additional discussion regarding the risks and
exposures related to each of these product lines, including whether certain product
lines are more sensitive to the current trends in the U.S. home market and the
corresponding amounts of assets recorded related these product lines as well as
whether you anticipate any restructuring costs related to each of these product lines.
You also disclose that you forecast the U.S. home products market in two portions:
the new home construction portion and the repair/remodel portion. You should also
consider discussing risks and exposures separately for each of these two portions.

Liquidity and Capital Resources, page 47

Capitalization, page 47

5. We note your response to prior comment 4. We continue to believe that you should also disclose the actual ratio(s) associated with your most stringent debt covenant(s) as of each reporting date. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. Also, to the extent EBITDA is not computed as commonly defined, please retitle it accordingly. Please revise as necessary.

Pension Plan Investments, page 48

6. We encourage you to provide a robust discussion of the current as well as expected ongoing impact of the current market conditions on each of the significant estimates and assumptions used in your determination of net pension income and plan assets as well as in your determination of whether additional cash contributions to plans will need to be made. You should discuss how sensitive your determination of net pension income is to each of the significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others, including those which are more sensitive to current market conditions. Please also discuss the funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief